RICHARDSON

& ASSOCIATES

ATTORNEYS AT LAW

September 21, 2018

United States

Securities and Exchange Commission

Washington D.C. 20549

Attention:	Thomas Jones
Russell Mancuso, Branch Chief

Re:	Envision Solar International, Inc.

Pre-Effective Amendment Number One to the Registration Statement on Form S-1

Filed July 2, 2018

File No. 333-226040

Dear Commission:

Enclosed for filing on behalf of Envision Solar International, Inc., a Nevada corporation (the “Company”), is Pre-Effective Amendment Number One to the Registration Statement on Form S-1, marked to indicate changes from the original filing. The following are our responses to the comments contained in your letter to the Company, dated July 27, 2018:

General

1. Please provide all required disclosures, including exhibits and a description of the offered securities. See also Release 33-6714 Section II.A.7 regarding disclosure in the preliminary prospectus of information based on a bona fide estimate of the public offering price.

Once we have determined (1) the magnitude of the proposed reverse split of the authorized, issued and outstanding common stock of the Company, (2) the offering price of the Units, (3) the exercise price of the various warrants being offered and sold in connection with the offering of the Units, (4) the underwriting discounts and commissions, (5) the estimated net proceeds and (6) the estimated dilution from the offering of the Units, we will apply these figures to the Registration Statement on Form S-1 and to the Exhibits, and fill in the associated blanks.

Listing on the Nasdaq Stock Market, page 8

2. We note your reference on the prospectus cover to OTC-QB and your disclosure on page 8 that this offering will occur only if Nasdaq approves the listing of your common stock and warrants on the Nasdaq. Please include appropriate disclosure clarifying, if true, that quotes on an over-the-counter marketplace may not be indicative of the market price on a national securities exchange.

1453 Third Street Promenade, Suite 315, Santa Monica, California 90401

Telephone (310) 393-9992     Facsimile (310) 393-2004

United States

Securities and Exchange Commission

September 21, 2018

We have added disclosure on page 8 of the prospectus under “Prospectus Summary – Listing on the NASDAQ Stock Market,” to clarify that quotes on an over-the-counter marketplace may not be indicative of the market price on a national securities exchange.

Summary of the Offering, page 9

3. Please tell us whether you will issue the offered common stock and warrants separately, or whether those securities will be a part of the units until a future date.

The offered common stock and warrants will be issued separately and not as Units. The Units will not be certificated. (See page one of the prospectus.)

If we fail to establish and maintain an effective system of internal control, page 21

4. Please expand the appropriate section of your prospectus to address how you “do not comply with certain provisions of the Sarbanes-Oxley Act” as you mention in the last sentence of the risk factor.

We have expanded our discussion in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Management’s Report on Internal Control Over Financial Reporting,” and “Evaluation of Disclosure Controls and Procedures” on page 37 of the prospectus to address how we do not comply with certain provisions of the Sarbanes-Oxley Act.

Security Ownership of Certain Beneficial Owners and Management, page 81

5. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the entities named in the table.

We have added footnotes to the beneficial ownership table on page 82 of the Prospectus to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the entities named in the table.

Documents Incorporated by Reference, page 95

6. If you are eligible to incorporate documents by reference and elect to do so, please specifically incorporate all documents required by Form S-1 Item 12(a)(2). Also tell us the authority on which you rely to incorporate the document mentioned in the third bullet point, and, if you are relying on Item 12(b), why the last bullet point does not refer to all Exchange Act sections mentioned in the last sentence of Item 12(b).

United States

Securities and Exchange Commission

September 21, 2018

We are relying on Item 12(b) to incorporate by reference the documents mentioned in the third bullet point. We have revised that bullet point to specifically incorporate all documents required by Form S-1 Item 12(a)(2) and to refer to all Exchange Act sections mentioned in the last sentence of Item 12(b).

Sincerely,

/s/ Mark J. Richardson

Mark J. Richardson, Esq.

For

Richardson & Associates